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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________

SCHEDULE 13G
 Under the Securities Exchange Act of 1934
(Amendment No. 1)

NetSuite Inc.
_____________________________________________________________________________________________________
(Name of Issuer)

Common Stock, $0.01 par value
_____________________________________________________________________________________________________
(Title of Class of Securities)

64118Q107
__________________________________________________________________________
(CUSIP Number)

December 31, 2009
__________________________________________________________________________
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64118Q107

1.	NAMES OF REPORTING PERSONS NetSuite Restricted Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF	5.	SOLE VOTING POWER 31,964,894
SHARES BENEFICIALLY OWNED BY	6.	SHARED VOTING POWER 0
EACH REPORTING PERSON	7.	SOLE DISPOSITIVE POWER 31,964,894
WITH	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,964,894
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 51.3% (1)
12.	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1) Based on 62,367,869 shares of the Issuer's Common Stock outstanding as of October 31, 2009, as reported in the Issuer's Quarterly Report on Form 10-Q, filed on November 9, 2009.

(Page 2 of 6 Pages)

CUSIP No. 64118Q107

1.	NAMES OF REPORTING PERSONS The Lawrence J. Ellison Revocable Trust U/D/D 12/8/95
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF	5.	SOLE VOTING POWER 31,964,894 (1)
SHARES BENEFICIALLY OWNED BY	6.	SHARED VOTING POWER 0
EACH REPORTING PERSON	7.	SOLE DISPOSITIVE POWER 31,964,894 (1)
WITH	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,964,894 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 51.3% (2)
12.	TYPE OF REPORTING PERSON OO (Revocable Trust)

(1) Consists of 31,964,894 outstanding shares of Common Stock held by the reporting person as of December 31, 2009, all of which are held indirectly by the reporting person through NetSuite Restricted Holdings LLC.

(2) Based on 62,367,869 shares of the Issuer's Common Stock outstanding as of October 31, 2009, as reported in the Issuer's Quarterly Report on Form 10-Q, filed on November 9, 2009.

(Page 3 of 6 Pages)

Introductory note: This Amendment No. 1 to Schedule 13G (this "Amendment No. 1") is being filed jointly by the following Reporting Persons: (1) NetSuite Restricted Holdings LLC ("NRH") and (2) the Lawrence J. Ellison Revocable Trust U/D/D 12/8/95, a California revocable trust (the "LJE Trust"), pursuant to Rule 13d-2(b) of the Rules and Regulations promulgated under the Securities and Exchange Act of 1934, as amended, to amend and supplement the statement on Schedule 13G as originally filed by the Reporting Persons on February 14, 2008 (the "Schedule 13G"). This Schedule 13G relates to the common stock of NetSuite Inc., a Delaware corporation (the "Company" or the "Issuer"). Capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings set forth in the Schedule 13G. The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

Item 2.

The information provided under Item 2(b) of the Schedule 13G is hereby amended and restated in its entirety as follows:

(b) Address of Principal Business Office or, if None, Residence:

The address of NRH is One Bush Street, Suite 650, San Francisco, CA 94104. The address of the LJE Trust is 101 Ygnacio Valley Road, Suite 310, Walnut Creek, CA 94596. The address of Lawrence J. Ellison is 500 Oracle Parkway, Redwood Shores, CA 94065.

Item 4. Ownership.

There has been no change in the ownership of the shares in the Issuer by the Reporting Persons since the filing of the Schedule 13G, however the percentage ownership has changed as a result of increases in the number of outstanding shares. The information provided under Item 4(b) of the Schedule 13G is hereby amended and restated in its entirety as follows:

(b) Percent of class:

NRH, the LJE Trust: 51.3% (1)

(1) Based on 62,367,869 shares of the Issuer's Common Stock outstanding as of October 31, 2009, as reported in the Issuer's Quarterly Report on Form 10-Q, filed on November 9, 2009.

(Page 4 of 6 Pages)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2010

NetSuite Restricted Holdings LLC By: Bill Wright & Associates, LLC, a California limited liability company, Manager By: /s/ Bill Wright Bill Wright, President
LAWRENCE J. ELLISON OR PHILIP B. SIMON, CO-TRUSTEES OF THE LAWRENCE J. ELLISON REVOCABLE TRUST U/D/D 12/8/95, AS AMENDED By: /s/ Philip B. Simon Philip B. Simon, Trustee

(Page 5 of 6 Pages)

EXHIBITS

99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the statement on Schedule 13G filed by the Reporting Persons in regard to NetSuite, Inc. on February 14, 2008).

(Page 6 of 6 Pages)